Exhibit 5.1

NIXON PEABODY LLP
1300 Clinton Square
Rochester, New York 14604
(585) 263-1000
Fax: (585) 263-1600

June 27, 2012

Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

Ladies and Gentlemen:

We have acted as counsel to Corning Natural Gas Corporation (the "Company"), a New York corporation, in connection with a rights offering by the Company to holders of record of its common stock, par value $5.00 per share (the "Common Stock"), of transferable subscription rights (the "Subscription Rights") entitling the holders thereof to purchase up to an aggregate of 260,000 shares of Common Stock at an exercise price of $15.75 per share at any time on or before the expiration date thereof, pursuant to a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") and the prospectus contained therein (the "Prospectus").

In connection with the foregoing, we have examined (i) the Registration Statement, (ii) the Prospectus, (iii) the Restated Certificate of Incorporation of the Company, (iv) the Second Amended and Restated Bylaws of the Company, and (v) resolutions of the Board of Directors of the Company authorizing the offering and issuance of the Subscription Rights and issuance of the shares of Common Stock that may be sold by the Company upon exercise thereof and related matters. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates and other documents and have made such investigations of law as we have deemed necessary or appropriate as a basis for the opinions expressed below.

As to questions of fact material to our opinions expressed herein, we have, when relevant facts were not independently established, relied upon certificates of, and information received from, the Company and/or representatives of the Company. We have made no independent investigation of the facts stated in such certificates or as to any information received from the Company and/or representatives of the Company and do not opine as to the accuracy of such factual matters. We also have relied, without investigation, upon certificates and other documents from public officials.

In rendering the following opinions, we have assumed, without investigation, the authenticity of any document or other instrument submitted to us as an original, the conformity to the originals of any document or other instrument submitted to us as a copy, the genuineness of all signatures on such originals or copies, and the legal capacity of natural persons who executed any such document or instrument at the time of execution thereof.

Based upon and subject to the foregoing, and the other qualifications and limitations contained herein, we are of the opinion that:

1. The Subscription Rights have been duly authorized and, when issued, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

2. The Common Stock to be sold by the Company pursuant to the Subscription Rights has been duly and validly authorized and, when issued and delivered in accordance with the Subscription Rights and the plan of distribution set forth in the Registration Statement, will be validly issued, fully paid and nonassessable.

Members of our firm involved in the preparation of this opinion are licensed to practice law in the State of New York and we do not purport to be experts on, or to express any opinion herein concerning, the laws of any other jurisdiction other than the laws of the State of New York and the federal law of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as it appears under the caption "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Nixon Peabody LLP